UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nova lifestyle inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

66979P300

(CUSIP Number)

August 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
VT Conceptone Sdn Bhd
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization
Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
460,000
	6	Shared Voting Power
0
	7	Sole Dispositive Power
460,000
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
460,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
14.9% (1)
12	Type of Reporting Person
CO

(1)	Based on a total of 3,084,735 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with SEC on August 14, 2024.

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1	Name of Reporting Person
Tia Venus
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or place of organization
Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
460,000(2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
460,000(2)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
460,000(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
14.9% (3)
12	Type of Reporting Person
IN

(2)	In his capacity as the sole shareholder and director of VT Conceptone Sdn Bhd.
(3)	Based on a total of 3,084,735 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with SEC on August 14, 2024.

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Item 1(a).	Name of Issuer:

Nova LifeStyle Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6565 E. Washington Blvd., Commerce, CA, 90040

Item 2(a).	Name of Person Filings:

VT Conceptone Sdn Bhd.

Tia Venus

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
VT Conceptone Sdn Bhd.
Address: A-07-3A Ekocheras, No. 693, Batu 5, Jalan Cheras, 56000 Kuala Lumpur, Malaysia Tia Venus Address: 158, Lorong Datin Habibah, Off Jalan Abdul Rahman, 84000 Muar, Johor, Malaysia
Item 2(c).	Citizenship:

VT Conceptone Sdn Bhd: Malaysia Tia Venus: Malaysia
Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value.

Item 2(e).	CUSIP No.:

66979P300
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

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Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Amount beneficially owned	Percent of class (1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
VT Conceptone Sdn Bhd.	460,000	14.9%	460,000	0	460,000	0
Tia Venus (2)	460,000	14.9%	460,000	0	460,000	0

(1)	Based on a total of 3,084,735 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with SEC on August 14, 2024.
(2)	In his capacity as the sole shareholder and director of VT Conceptone Sdn Bhd.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

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LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

VT Conceptone Sdn Bhd

By:	/s/ Tia Venus
Name:	Tia Venus
Title:	Director

Tia Venus

By:	/s/ Tia Venus
Name:	Tia Venus

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